

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 1, 2010

By U.S. Mail and facsimile to (416) 920-7851

Mr. Fred Litwin, President
Consolidated Mercantile Incorporated
106 Avenue Road
Toronto, Ontario, Canada M5R 2H3

Re: Consolidated Mercantile Incorporated
Form 20-F for the year ended December 31, 2009
File No. 000-14009

Dear Mr. Litwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F</u>

<u>Exhibit 12.1 and 12.2 - Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002</u>

1. We noted that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certification must be signed in a personal capacity, please confirm to us that your officer signed such certification in a personal capacity and that you will revise your certification in future filings to exclude the title of the certifying individual from the opening sentence.

Mr. Fred Litwin
Consolidated Mercantile Incorporated
September 1, 2010
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief